

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 21, 2015

Via E-mail
Nathan E. Lewis
Chief Executive Officer
Force Minerals Corp.
6302 Mesedge Drive
Colorado Springs, CO 80919

> **Re: Force Minerals Corp**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed March 3, 2015, as amended on March 6, March 9, and May 4, 2015**
> **Response Letter dated July 15, 2015**
> **File No. 000-52494**

Dear Mr. Lewis:

We issued comments to you on the above captioned filing on June 5, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 5, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Klinko, Staff Accountant, at (202) 551-3824, Mark Wojciechowski, Staff Accountant, at (202) 551-3759, Karina Dorin, Staff Attorney, at (202) 551-3763, or me, at (202) 551-3745, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources